Exhibit 99.3

Instrument of Proxy for the 2021 Annual Meeting of Shareholders

This Instrument of Proxy is solicited on behalf of management of Enerplus Corporation (the “Corporation”) in connection with the 2021 Annual Meeting of Shareholders to be held via live audio webcast at https://web.lumiagm.com/179912272 on Thursday, May 6, 2021 at 1:00 p.m. (Mountain Time) and any adjournments or postponements thereof (the “Meeting”).

The undersigned registered holder of Common Shares of the Corporation hereby appoints Ian C. Dundas, President and Chief Executive Officer of the Corporation, or, failing him, David A. McCoy, Vice President, General Counsel & Corporate Secretary of the Corporation, or instead of either of the foregoing, the person named below as proxy of the undersigned, with full powers of substitution, to attend and act and vote for and on behalf of the undersigned at the Meeting, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were present at the Meeting with authority to vote at the said proxy’s discretion, except as otherwise specified below. The Common Shares represented by this Instrument of Proxy will be voted as directed below or, if no direction is given, it will be voted in accordance with the recommendations of management. Voting recommendations are indicated by the bold text over the boxes below.

To appoint someone to attend on your behalf print that name here, if this person is someone other than the individuals listed above.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Common Shares represented by this Instrument of Proxy in the following manner:

			FOR	WITHHOLD
1.	Election of Directors: The election of the following nominees as directors of the Corporation until the close of the next annual meeting.
	01.	JUDITH D. BUIE	☐	☐
	02.	KAREN E. CLARKE-WHISTLER	☐	☐
	03.	IAN C. DUNDAS	☐	☐
	04.	HILARY A. FOULKES	☐	☐
	05.	ROBERT B. HODGINS	☐	☐
	06.	SUSAN M. MACKENZIE	☐	☐
	07.	ELLIOTT PEW	☐	☐
	08.	JEFFREY W. SHEETS	☐	☐
	09.	SHELDON B. STEEVES	☐	☐

Meeting URL:              https://web.lumiagm.com/179912272

Meeting password:      “erf2021” (case sensitive)

		FOR	WITHHOLD
2.	Appointment of Auditors: The re-appointment of KPMG LLP, Independent Registered Public Accounting Firm, as auditors of the Corporation.	☐	☐
		FOR	AGAINST
3.

Advisory Resolution on Executive Compensation:

To vote, on an advisory, non-binding basis, on an ordinary resolution, the text of which is set forth in the Information Circular, to accept the Corporation’s approach to executive compensation.

		☐	☐

At the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment or postponement thereof in such manner as such proxy, in such proxyholder’s sole judgment, may determine.

The undersigned hereby revokes any proxies previously given.

Dated	, 2021
(signature of shareholder)

(name of shareholder – please print)

All Proxies must be received by 1:00 p.m. (Mountain Time) on Monday, May 4, 2021.

REQUEST FOR MATERIALS BY MAIL

TO:           AST Trust Company (Canada)

☐ Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐ Annual Financial Statements - Mark this box if you do not wish to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.

SIGN UP FOR ELECTRONIC DELIVERY OF DOCUMENTS

We encourage you to sign up for Electronic Delivery - If you would like to sign up for electronic delivery of future shareholder communications, please mark the box below and fill in your email address.

☐ I would like to receive all shareholder communications by email.

My E-mail address is:____________________________________________________

NOTES

1.	Each shareholder has the right to appoint a proxy, other than the persons designated above, who need not be a shareholder, to attend and act and vote for him or her and on his or her behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder’s appointee should be legibly printed in the blank space provided. The person appointed proxy must be present at the Meeting to vote.

2.	If the shareholder is a corporation, its corporate seal must be affixed or this Instrument of Proxy must be signed by an officer or attorney thereof duly authorized.

3.	This Instrument of Proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered. If this Instrument of Proxy is undated, it will be deemed to be dated the date on which it was received by or on behalf of the Corporation.

4.	Persons signing this Instrument of Proxy as executors, administrators, trustees, etc. should so indicate and give their full title as such.

5.	The securities represented by this proxy will be voted as directed by the shareholder, however, if no voting instructions are indicated above, this proxy will be voted as recommended by Management.

6.	This Instrument of Proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and submitted to AST Trust Company (Canada) at any time up to 1:00 p.m. (Mountain Time) on Monday, May 4, 2021 or not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment(s) or postponement(s) of the Meeting ( the “Proxy Deadline”)

7.	If you appoint a proxy holder and submit your voting instructions and subsequently wish to change your appointment or voting instructions you may resubmit your proxy, any time up to the Proxy Deadline. When resubmitting a proxy, the latest proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that your latest proxy is submitted any time up to the Proxy Deadline.

8.	This Instrument of Proxy should be read in conjunction with the accompanying documentation provided by Management.

9.	A proxy is valid only at the meeting in respect of which it is given or any adjournment(s) or postponement(s) of that Meeting. You have the right to appoint another person to represent you at the Meeting. If you wish to appoint someone else to represent you at the Meeting, insert that other person’s name in the blank space set out above in this Instrument of Proxy or by completing another proper form of proxy. The person you appoint to represent you at the Meeting need not be a shareholder of the Company. Note: If you are appointing a proxyholder other than the persons whose names are printed above and who are appointed by the management of the Corporation, YOU MUST return your proxy to AST Trust Company (Canada) AND register your proxyholder by contacting AST Trust Company (Canada) by going to AST’s website at https://lp.astfinancial.com/control-number-request-en.html to complete and submit the electronic form or by calling 1-866-751-6315 (in North America) or 1-212-235-5754, no later than 1:00 p.m. MT on May 5, 2021, or, if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the convened or reconvened meeting, as applicableand provide AST Trust Company (Canada) with the required information for your proxyholder so that AST Trust Company (Canada) may provide the proxyholder with a Control Number. This Control Number will allow your proxyholder to log in to and vote at the Meeting online. Without a Control Number, your proxyholder will not be able to vote or ask questions at the Meeting. They will only be able to attend the Meeting online as a guest.

HOW TO VOTE

INTERNET	TELEPHONE
Go to www.astvotemyproxy.com	Use any touchtone phone, call toll free in
Cast your vote online & view	Canada and the United states
meeting documents	1-888-489-5760 and follow the voice
Instructions

SMARTPHONE: please scan this QR Code

To vote by internet or telephone you will need your 13-digit control number. If you vote by Internet or telephone, DO NOT return this Proxy.

MAIL, FAX or EMAIL

Complete and return your signed proxy in the envelope provided or send to:
AST Trust Company (Canada),
P.O. Box 721
Agincourt, ON, M1S 0A1

You may alternatively fax your proxy (both sides) toll free to 1-866-781-3111 or scan and email (both sides) to proxyvote@astfinancial.com

All proxies must be received by 1:00 p.m. (MT) on May 4, 2021.